UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Provena Foods Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

743726 10 1

(CUSIP Number)

Brian D. Johnson

Assistant Secretary and Senior Attorney

Hormel Foods Corporation

1 Hormel Place

Austin, Minnesota 55912

507-437-5457

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 743726 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hormel Foods Corporation 41-0319970

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,757,660 (including 107,111 shares underlying exercisable options)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,660 (including 107,111 shares underlying exercisable options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of common stock, no par value per share, of Provena Foods Inc., a California corporation (“Provena”).  The address of the principal executive offices of Provena is 5010 Eucalyptus Avenue, Chino, California 91710.

Item 2.	Identity and Background

(a)-(c) and (f)  This Schedule is being filed by Hormel Foods Corporation, a Delaware corporation (“Hormel Foods”), with its principal executive offices located at 1 Hormel Place, Austin, Minnesota 55912.  Hormel Foods is a multinational manufacturer and marketer of consumer-branded food and meat products, many of which are among the best known and trusted in the food industry.

The (a) name, (b) business address, (c) present principal occupation or employment and (f) citizenship of each director and executive officer of Hormel Foods are set forth in Schedule I hereto and incorporated herein by reference.

(d)-(e)  During the last five years, neither Hormel Foods, nor, to Hormel Foods’ knowledge, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Hormel Foods to enter into the Agreement and Plan of Merger by and among Provena, Hormel Foods and Crumbles Acquisition Corp., a Delaware corporation (“Merger Sub”), dated as of September 6, 2006 (the “Merger Agreement”), certain shareholders of Provena (the “Provena Shareholders”), who are identified on Schedule II hereto, entered into a Voting Agreement by and among Hormel Foods, Merger Sub and Provena, dated September 6, 2006 (the “Voting Agreement”).  Hormel Foods did not provide any consideration, other than Hormel Foods’ agreement to enter into the Merger Agreement, to the Provena Shareholders in connection with the execution and delivery of the Voting Agreement.  Copies of the Merger Agreement and a Form of the Voting Agreement are filed as Exhibits 1 and 2, respectively, to this Schedule.

Item 4.	Purpose of Transaction

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Hormel Foods entering into the Merger Agreement, whereby Hormel Foods will acquire Provena in a merger transaction by which Provena will become a wholly owned subsidiary of Hormel Foods (the “Merger”).  Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each issued and outstanding share of Provena’s common stock, other than shares owned by any shareholders who are entitled to and who properly exercise dissenters’ rights under the California Corporations Code, will be cancelled and converted automatically into the right to receive 0.08 shares of Hormel Foods common stock.  In addition, each option to acquire shares of Provena common stock will be converted, at the election of Hormel Foods, into the right to receive a number of shares of Hormel Foods common stock equal to $0.50 divided by the average closing sale price of one share of Hormel Foods common stock on the second trading day immediately preceding the closing date of the merger, or $0.50 in cash, without interest.  The consummation of the merger is subject to the approval of the Provena shareholders and other closing conditions set forth in the Merger Agreement.

Pursuant to the Voting Agreement, the Provena Shareholders who collectively own 1,757,660 shares (including 107,111 immediately exercisable options to acquire shares) of the common stock of Provena (the “Subject Shares”) as set forth in Schedule II (approximately 47.5% of the common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) as of September 6, 2006), have agreed to vote or consent (or cause to be voted or consented) the Subject Shares:  (1) in favor of the approval of the Merger and the Merger Agreement, (2) against any proposal made in opposition to or in competition with the Merger and (3) against any action intended or reasonably expected to impair, delay or adversely affect Hormel Foods’ ability to consummate the Merger.  The Provena Shareholders also have agreed not to enter into an agreement or understanding with any person to vote or give instructions to act in any manner inconsistent with or violative of the Voting Agreement.  In addition, each of the Provena Shareholders has agreed to remain the beneficial owner of the Subject Shares, to hold the Subject Shares free and clear of any liens and, absent the prior written consent of Hormel Foods, to not sell, transfer, pledge, assign or otherwise dispose of any interest in the Subject Shares until the termination of the Voting Agreement.

The Voting Agreement terminates on the earliest of: (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement by its terms, (iii) the execution of any amendment to the Merger Agreement that modifies the amount, form or timing of the payment of the merger consideration in a manner that is adverse to the Provena Shareholders without the consent of the Provena Shareholders or (iv) the mutual agreement of the parties to the Voting Agreement.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  The number of shares of Provena common stock covered by the Voting Agreement is 1,757,660 (including 107,111 immediately exercisable options to acquire shares), which, in the aggregate, constitutes approximately 47.5% of the outstanding shares of Provena common stock as of September 6, 2006.

(c)  Except as set forth or incorporated herein, neither Hormel Foods nor, to Hormel Foods’ knowledge, any of the individuals referred to in Schedule I has effected any transaction in Provena common stock during the past sixty (60) days.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and Voting Agreement, to the knowledge of Hormel Foods, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and Schedule I or between such persons and any other person with respect to the securities of Provena, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.                               Agreement and Plan of Merger, dated as of September 6, 2006, by and among Provena Foods Inc., Hormel Foods Corporation and Crumbles Acquisition Corp. (Incorporated by reference to Exhibit 2.1 to Provena’s Current Report on Form 8-K filed on September 6, 2006).

2.                               Form of Voting Agreement by and among Hormel Foods Corporation, Crumbles Acquisition Corp., Provena Foods Inc. and the Shareholders listed on Schedule I (Incorporated by reference to Exhibit 2.2 to Provena’s Current Report on Form 8-K filed on September 6, 2006).

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2006

HORMEL FOODS CORPORATION

/s/ Michael J. McCoy
Name: Michael J. McCoy
Title: Executive Vice President and Chief Financial Officer

SCHEDULE I

Set forth below are the directors and executive officers of Hormel Foods Corporation with their present principal occupation.  Except as indicated below, the business address for each of these individuals is 1 Hormel Place, Austin, Minnesota 55912.  Each individual named below is a United States citizen.

Directors

Name	Present Principal Occupation
Jeffrey M. Ettinger	President and Chief Executive Officer, Hormel Foods Corporation
Michael J. McCoy	Executive Vice President and Chief Financial Officer, Hormel Foods Corporation
Joel W. Johnson	Nonexecutive Board Chairman, Hormel Foods Corporation
Gary J. Ray	Executive Vice President, Hormel Foods Corporation
John W. Allen, Ph.D.	Professor Emeritus, Food Marketing, Partnership for Food Industry Development – Fruits and Vegetables, Michigan State University
John R. Block	Executive Vice President of Food Marketing Institute and President of its Wholesale Division
E. Peter Gillette Jr.	Senior Advisor, U.S. Trust Company
Luella G. Goldberg	Trustee, University of Minnesota Foundation; Member, Board of Overseers, University of Minnesota, Carlson School of Management; Trustee and Chair Emerita, Wellesley College
Susan I. Marvin	President, Marvin Windows and Doors; Trustee, University of Minnesota Foundation
John L. Morrison	Managing Director, Goldner Hawn Johnson & Morrison Incorporated; Chairman, Callanish Capital Partners
Dakota A. Pippins	President and Chief Executive Officer, Pippins Strategies, LLC; Adjunct Associate Professor, New York University
John G. Turner	Chairman, Hillcrest Capital Partners
Robert R. Waller, M.D.	President Emeritus, Mayo Foundation; Professor of Ophthalmology, Mayo Medical School

Executive Officers

(who are not directors)

Name	Present Principal Occupation
Steven G. Binder	Group Vice President
Richard A. Bross	Group Vice President, President, Hormel Foods International
Ronald W. Fielding	Group Vice President
Michael D. Tolbert	Group Vice President, President, Jennie-O Turkey Store, Inc.
Larry L. Vorpahl	Group Vice President
James W. Cavanaugh	Senior Vice President and General Counsel, Corporate Secretary
William F. Snyder	Senior Vice President
D. Scott Aakre	Vice President
Julie H. Craven	Vice President
Thomas R. Day	Vice President
Bryan D. Farnsworth	Vice President
Jody H. Feragen	Vice President of Finance and Treasurer
Dennis B. Goettsch	Vice President
Daniel A. Hartzog	Vice President
David P. Juhlke	Vice President
Phillip L. Minerich, Ph.D.	Vice President
Kurt F. Mueller	Vice President
Larry J. Pfeil	Vice President
Douglas R. Reetz	Vice President
Bruce R. Schweitzer	Vice President
James N. Sheehan	Vice President and Controller
James M. Splinter	Vice President
Joe C. Swedberg	Vice President
Robert A. Tegt	Vice President

SCHEDULE II

                The Provena Foods Inc. shareholders who are parties to the Voting Agreement are identified below, along with the Provena common stock held by each and covered by this Schedule:

Party to Voting Agreement	Shares	Option Shares	Total Shares
Theodore L. Arena	299,994	91,458	391,452
Ronald A. Provera & Madelyn M. Provera TR UA DTD 09/25/98	320,430		320,430
Ronald A. Provera	1,900		1,900
Santo Zito	356,530		356,530
Santo Zito IRA FCC as Custodian	24,000		24,000
Santo Zito & Josephine Zito JT TEN	17,000		17,000
Louis Arena & Yolanda Arena Revocable Trust dtd 9/28/1988	263,030		263,030
Oppenheimer & Co. Inc. Custodian fbo Yolanda Arena IRA	4,000		4,000
Thomas J. Mulroney & Marsha J. Mulroney JT TEN	19,838		19,838
Thomas J. Mulroney	8,500	15,653	24,153
John D. Determan & Gloria R. Determan JT TEN	335,327		335,327
Totals:	1,650,549	107,111	1,757,660